Exhibit 99.3

Indonesia Energy Provides Update on Recently Completed Operations on the Citarum Block

Geochemical survey completed confirming gas and oil presence in previous discoveries which will be the target of first well to be drilled by IEC at Citarum

JAKARTA, INDONESIA AND DANVILLE, CA, Thursday, May 29, 2025 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced encouraging results from a regional geochemical survey conducted between September 2024 and March 2025 at IEC’s 195,000 acre Citarum Block which confirms the prospectivity of the key areas of this important asset.

A detailed analysis of 135 soil samples taken from Citarum Block pursuant to an export license granted by the Indonesian government was performed by the Geochemical Exploration Services Company of Denver, Colorado. The conclusion of this detailed analysis confirmed the presence of hydrocarbons in the Pasundan-1 well, the Jatayu-1 well and the Jonggol area. IEC believes that these results significantly reduces the risk of hydrocarbon exploration and positively confirms the ultimate development and exploitation at the Citarum Block.

This valuable analysis, when combined with all the previous data that IEC has on the Citarum Block, will potentially allow IEC to bypass the need to do any more seismic work on the block and allow IEC to move directly to the drilling phase.

The Citarum Block operates under a “gross split” regime pursuant to IEC’s contract with the Indonesian government for this asset. The effect of this is that once Citarum commences production, IEC will be entitled to at least 65% of the natural gas produced. Another benefit for IEC is that the next well it drills at Citarum (which would represent IEC’s initial drilling at Citarum) will be considered an “exploitation” well, meaning IEC will have the right to produce and commercialize any oil and gas discovered from this well without delays which were previously anticipated.

Mr. Frank Ingriselli, IEC’s President, commented “We are excited about the significant results from this geochemical operation on our Citarum Block which we believe could provide a shortcut to drill our first well at this important asset and immediately begin production without the need to conduct seismic or drill an exploration well. This will move us potentially closer to realizing the value from Citarum which has prospective oil-equivalent resources of over one billion barrels.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “could,” “estimates,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without imitation those related to IEC’s future exploration and drilling plans at Citarum Block. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 29, 2025, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli
President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com